Appendix E: Supporting Documents

Please note that all of the information hosted on the WeVidIt App may be found in Appendix A: Business Description & Plan. Refer to Appendix A in the Form for a description of the material content of such information of the project. Further such disclosures on risks can be found within "Risk Factors" in this Form, as well as in the text of the Offering Agreement found in Appendix B, A video associated with the Offering is publicly available on https://app.wevidit.com/. A transcript of the video is below:

Transcript:

Oh, Hey guys. Welcome to steal the naught list. This is your first look at joining us in our feature film about our group of Arctic characters who are exiled from their perfect homes and have to venture across the frozen Tundra to get off the naughty list by stealing the naught. Before it's too late and they're stuck in the wilderness forever to be devoured by wolves and blizzards and avalanches and Latin debates.

It's nuts. Steal the naughty list. That's like jogging and smoking. At the same time, you'd be doing something naughty to get off the naughty list. They will have to take responsibility for their actions. Apologize, stop heading down the wrong path. Check their egos, turn from bad behavior, get help and stop blaming everyone else for their issues.

This is the heart of steal, the naughty list and the story of the real St. Nick. That the legendary Santa Claus is based on. Did you know that he was a real person who served in the church and who slapped a hair ticket? The council of NAIA in 3 25 ad slapped him they threw him in jail and he had to repent of that.

He also did that other stuff with. Presence and charity and Goodwill towards men. Cool story, bro. Right now, Netflix, Disney, hallmark, Hulu, and many others are actively telling filmmakers. You have to put their agendas into your films, where your stuff won't get made. And for far too long, people of faith have been made out to be the bad guys in movies.

Hmm. Biblical values have been a wrong starting place for characters to grow out of instead of something to attain or aspire towards. No, no, this is not happening now. I don't think you should have to check your values at the. When you wanna sit down and watch a movie with your family? No, I can't do this.

You want films that don't undermine you, but also don't want films that embarrass your worldview because they're so preachy or poorly made. Okay. We intend to release this film early November, 2023. And to hit that mark. We have to start making progress. Now we've gotta make some progress here. We run out of time.

Stop motion takes a really long time to produce and the clock is ticking. How does that sound? Pretty good. That sounds pretty good to me. All right, everybody. Awesome. Great plan. Let's go. We visits a safe, reliable and regulated way to invest. Down below, you can see a PDF called watch more and there you can watch more videos.

That'll answer any questions you might have about investing in our film. Also, you can see our budget and our vision, how we intend to make this a great investment for you and your family.

In addition to the information expressly required to be included in this Form , please find included:

1. Operating Agreement,
2. Filed LLC Articles